

14010716

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHA[NGE COMMISSION] WASHINGTON, D.C. 2054[9] APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	[Dat]e filed (MM/DD/YY): 3/___/14	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: March 28, 2014

By: *Barbara J. Comly*
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 28th day of March, 2014.

Phyllis A. Manuel
Notary Public of the State of New Jersey

PHYLLIS A MANUEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEBRUARY 8, 2017

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The following materials are submitted by Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") in response to this Exhibit A:

1. **Amended and Restated Certificate of Formation of Miami International Securities Exchange, LLC is attached. [No change]**

2. **First Amended and Restated Limited Liability Company Agreement of Miami International Securities Exchange, LLC is attached. [No change]**

3. **Second Amended and Restated Limited Liability Agreement of Miami International Securities Exchange, LLC is attached. [No change]**

4. **Amended and Restated By-Laws of Miami International Securities Exchange, LLC are attached. [Amended as of February 12, 2014]**

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 06/17/2011
FILED 12:35 PM 06/17/2011
SRV 110734849 - 4420452 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Stock Exchange. LLC on September 10, 2007, as amended by the Certificate of Amendment, filed on April 21, 2010 under file number: 4420452.

FIRST: The name of the limited liability company is **Miami International Securities, Exchange LLC.**

SECOND: The address of its registered office in the State of Delaware is 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808-6192, County of New Castle. The name of its registered agent at such address is **Delaware Business Incorporations, Inc.**

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 17, 2011.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By: 
Thomas P. Gallagher
Chairman

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the First Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Operating Agreement dated February 1, 2008 of the Company (the "Original Operating Agreement").

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the limited liability company shall be "Miami International Securities Exchange, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions**. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose**. The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices**. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Delaware Business Incorporators, Inc. 3422 Old Capitol Trail, Suite 700, Wilmington, Delaware 19808-6192. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be Delaware Business Incorporators, Inc. 3422 Old Capitol Trail, Suite 700, Wilmington, Delaware 19808-6192. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **Member**. Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540.

Section 7. **Term**. The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. Officers. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. Advisory Board. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Capital Contributions. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. Transfers of Member Interest. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. Resignation. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. Return of Capital. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the

Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Authorized Person**. Delaware Business Incorporators, Inc. is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of Delaware, Delaware Business Incorporators, Inc.'s powers as an "authorized person" ceased.

Section 24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of May 20, 2011.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Thomas P. Gallagher
Chairman

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the Company is "Miami International Securities Exchange, LLC".

Section 3. **Principal Place of Business**. The location of the principal place of business of the Company shall be 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent**. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808-6192, County of New Castle or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be Delaware Business Incorporators, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term**. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member**. The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. **Purpose of the Company**. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of

1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. Distributions. Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. Books and Records.

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. Reports. The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. Other Business. Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the

Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. **Exculpation and Indemnification.**

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. **Dissolution.**

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. **Benefits of LLC Agreement - No Third-Party Rights.** None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 1st day of December, 2012.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	Mailing Address	Limited Liability Company Interest
Miami International Holdings, Inc.	7 Roszel Road Princeton, NJ 08540	100%

SCHEDULE C

Directors as of December 1, 2012

	Name	Classification
1.	Thomas P. Gallagher	Industry
2.	Michael P. Ameen	Non-Industry
3.	Lindsay L. Burbage	Non-Industry/Independent
4.	Leslie Florio	Non-Industry/Independent
5.	Lawrence E. Jaffe	Non-Industry/Independent
6.	John E. McCormac	Non-Industry/Independent
7.	William J. O'Brien IV	Non-Industry
8.	Robert D. Prunetti	Non-Industry/Independent
9.	Cynthia Schwarzkopf	Non-Industry/Independent
10.	J. Gray Teekell	Non-Industry

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 1, 2012 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these Amended and Restated By-Laws.

(l) "ERP Agreement" means the agreement pursuant to which Units were issued.

(m) "ERP Director" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(q) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(r) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(s) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(t) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(u) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(w) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(x) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(y) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(z) "Measurement Period" means the time period over which Units are vested.

(aa) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(bb) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(cc) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(dd) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg) "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(hh) "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(ii) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "Specified Entity" means (i) any U.S. securities option exchange (or facility thereof) or U.S. alternative trading system on which securities options are traded (other than the Company or any of its affiliates) that lists for trading any option contract that competes with an Exchange Contract, (ii) any person that owns or controls such U.S. securities option exchange or U.S. alternative trading system, and (iii) any affiliate of a person described in clause (i) or (ii) above.

(pp) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(qq) "Unit" means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification. In the event a Director appointed after the Effective Date becomes a member of the board of directors or similar governing body of a Specified Entity, such individual shall immediately cease to be a Director of the Company and the resulting vacancy shall be filled pursuant to the provisions of Article II, Section 2.2(e).

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below. The nominee shall be appointed at the first annual meeting of the Company following the Effective Date.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification. In the event an individual designated as an Observer becomes a member of the board of directors or similar governing body of a Specified Entity after the Effective Date, such individual shall immediately cease to be an Observer and the resulting vacancy shall be filled pursuant to the provisions of Article II, Section 2.2(e).

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification. In the event a committee member appointed after the Effective Date becomes a member of the board of directors or similar governing body of a Specified Entity, such individual shall immediately cease to be a committee member and the resulting vacancy shall be filled pursuant to the provisions of Article IV.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The

Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee.** The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee.** The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of

Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 12, 2014

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[No change]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President - Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department

Name	Title
Chandra Sreeraman	Vice President – Programming Services – Business Systems Development
Gregory S. Miller	Assistant Vice President – Trading Support – Strategic Planning and Operations
James Morgan	Assistant Vice President – Associate Counsel, Office of General Counsel
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. Directors of Miami International Securities Exchange, LLC

The following persons are directors and Board observers of the Exchange as of March 11, 2014: **[Updated]**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2015	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2015	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2015	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2015	Principal – Equities Division at Sandler O'Neill & Partners, L.P.

Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/Member Representative Director	Class II – 2015	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
John DiBacco, Jr.	Industry	Class II – 2015	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.

Name	Classification	Term of Office	Type of Business
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC
Saroj Mahapatra	Industry/Member Representative Director	Class I – 2017	Managing Director, Sr. Quant Analyst – Bank of American Merrill Lynch

Observer:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under equity Rights Program	Vice President and Executive Director – Morgan Stanley

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows: **[Updated]**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry Director/Independent
Robert Castrignano	Industry Director
Meaghan Dugan	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry Director
Kurt M. Eckert	Industry/Member Representative Director
Saroj Mahapatra	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of March 24, 2014 including the information set forth in items 1-6 above.

MIAX Options

Total Firms: 33

MEMBER FIRMS
Approved
As of: 24-Mar-14

Member Firm	Tele #	Approval Date	Membership Type	Classification
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400 Chicago IL 60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE	MEMBER FIRM
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street Mt. Pleasant SC 29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
BARCLAYS CAPITAL INC. 745 Seventh Avenue New York NY 10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
CITADEL SECURITIES LLC 131 South Dearborn Street Chicago IL 60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW	MEMBER FIRM
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl. Chicago IL 60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl. New York NY 10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York NY 10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
ELECTRONIC BROKERAGE SYSTEMS, LLC 180 W. Adams Street, 6th Fl. Chicago IL 60603	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street New York NY 10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
GOLDMAN, SACHS & CO. 200 West Street New York NY 10282	(212) 902-1000	1/15/2013	PL/LMM	MEMBER FIRM
INSTINET, LLC 1095 Avenue of the Americas New York NY 10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300 Chicago IL 60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
J.P. MORGAN CLEARING CORP. 3 Chase Metrotech Center Brooklyn NY 11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM

Member Firm	Tele #	Approval Date	Membership Type	Classification
J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York NY 10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
KCG AMERICAS LLC 545 Washington Boulevard Jersey City NJ 07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
LIME BROKERAGE LLC 625 Broadway, 12th Fl. New York NY 10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
LIQUIDPOINT, LLC 311 South Wacker Drive, Ste. 4700 Chicago IL 60606	(312) 986-2006	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP. One Bryant Park, 6th Fl. New York NY 10036	(646) 743-1295	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT One Bryant Park New York NY 10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
MORGAN STANLEY & CO. LLC 1585 Broadway New York NY 10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
NASDAQ EXECUTION SERVICES, LLC One Liberty Plaza 165 Broadway, 51st Floor New York NY 10006	(212) 231-5100	3/24/2014	EEM: ORD FLOW/CLEAR	MEMBER FIRM
PERSHING LLC 1 Pershing Plaza, 10th Fl. Jersey City NJ 07399	(201) 413-2000	3/12/2013	EEM: CLEARANCE	MEMBER FIRM
SET TRADING PARTNERS, LLC 230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	(312) 360-2440	9/20/2013	EEM: MARKET DATA	MEMBER FIRM
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	(214) 859-1800	2/8/2013	EEM: CLEARANCE	MEMBER FIRM
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	(610) 617-2600	12/7/2012	PLMM	MEMBER FIRM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830	(203) 618-5800	12/7/2012	PL/L/RMM/EEM: CLEAR	MEMBER FIRM
UBS SECURITIES LLC 677 Washington Boulevard Stamford CT 06901	(203) 719-3000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301 New York NY 10007	(646) 484-3000	5/31/2013	EEM: ORDER FLOW	MEMBER FIRM
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	(213) 688-8090	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	(312) 884-4000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM

Member Firm

WOLVERINE TRADING, LLC	Tele #: (312) 884-3490	Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200		Membership Type:	**PL/LMM**
Chicago IL 60604		Classification:	MEMBER FIRM